United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Berkshire Hathaway Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Berkshire Hathaway Inc.

RE: The case to vote FOR Shareholder Proposal 7 (“Communist China Risk Audit”) on the 2024 Proxy Ballot

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Shareholder Proposal 7 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Shareholder Proposal 7, which it sponsors, on the 2024 proxy ballot of Berkshire Hathaway Inc. (“Berkshire Hathaway” or the “Company”). The “Resolved” clause of the proposal states:

Shareholders request that, beginning in 2024, Berkshire Hathaway Inc. (“Company”) report annually to shareholders on the nature and extent to which corporate operations depend on, and are vulnerable to, Communist China, which is a serial human rights violator, a geopolitical threat, and an adversary to the United States. The report should exclude confidential business information but provide shareholders with a sense of the Company’s reliance on activities conducted within, and under control of, the Communist Chinese government.

This report is necessary for Berkshire Hathaway shareholders because:

1.Doing business with Communist China presents a unique, substantial, and pressing risk that warrants dedicated reporting.

2.The potential damage from the Company’s reliance on Communist China affects nearly every aspect of its business. These China-specific risks should be assessed and reported more comprehensively.

3.Existing disclosures are inadequate to assess business risks related to Communist China.

Doing business with Communist China presents a unique, substantial, and pressing risk that warrants dedicated reporting.

China poses a unique challenge given its size, strength, and track record of constricting the freedom of its people and abusing their human rights.

Against this backdrop, it’s unrealistic and irresponsible for Berkshire Hathaway to contend that doing business with China is comparable to other business risks disclosed in existing reports and filings – especially given its dependence on China for revenue and supply.

To summarize the many challenges posed by Communist China:

•China is the second-largest country in the world by nominal GDP,1 and the largest country in the world by GDP in purchasing power parity (PPP).2

•The nation of China is ruled by the Chinese Communist Party (CCP), whose stated intention is to “become a global leader in terms of composite national strength and international influence.” 3

What makes China’s size and strength particularly troubling is that it is ruled by an authoritarian regime that abuses its own people and antagonizes its adversaries – including the United States. This includes:

Human Trafficking and Oppression of Ethnic Minorities: The U.S. State Department’s 2022 Trafficking in Persons Report declared China a state sponsor of human trafficking, noting that:

“There was a government policy or pattern of widespread forced labor, including through the continued mass arbitrary detention of Uyghurs, ethnic Kazakhs, ethnic Kyrgyz, and members of other Turkic and/or Muslim minority groups in the Xinjiang Uyghur Autonomous Region (Xinjiang) under the guise of ‘vocational training’ and ‘deradicalization.’ Authorities continued to implement these policies in other provinces; targeted other religious minorities under their auspices; and sought the coerced repatriation and internment of religious and

1 The World Bank. “GDP: current US$.” See https://data.worldbank.org/indicator/NY.GDP.MKTP.CD

2 CIA.gov. “Real GDP (purchasing power parity),” The World Factbook. See https://www.cia.gov/the-world-factbook/field/real-gdp-purchasing-power-parity/country-comparison

3 Jinping, Xi. “Full text of Xi Jinping's report at 19th CPC National Congress,” China Daily, Oct. 17, 2018. See http://www.chinadaily.com.cn/china/19thcpcnationalcongress/2017-11/04/content_34115212.htm ethnic minorities living abroad through the use of surveillance, harassment, threats against them and their family members, and extradition requests.”4

Since many companies in China are ultimately under the control of the CCP, they are – voluntarily or involuntarily – complicit in this human trafficking and oppression.

Cyber Warfare: The U.S. Cybersecurity and Infrastructure Security Agency states that the CCP

“engages in malicious cyber activities to pursue its national interests. Malicious cyber activities attributed to the Chinese government targeted, and continue to target, a variety of industries and organizations in the United States.”5

Escalating Military Threats: According to the U.S. Department of Defense, China now has the largest number of naval vessels of any military in the world; 975,000 active-duty military personnel, long-range precision strike systems, and hypersonic weapons. The 2022 China Military Power Report states that China’s “evolving capabilities and concepts continue to strengthen the PLA’s [People’s Liberation Army] ability to ‘fight and win wars’ against a ‘strong enemy’ (a euphemism likely for the United States), counter an intervention by a third party in a conflict along the PRC’s periphery, and project power globally.”6

China has demonstrated its intention to project power by repeatedly conducting military operations around Taiwan[7] and sending large numbers of fighter jets into Taiwan’s Air Defense Zone.[8] In regards to Taiwan, China’s ruler Xi Jinping has previously said, “the historical task of the complete reunification of the motherland must be fulfilled, and will definitely be fulfilled.”[9] China is embarking on efforts to fully modernize its military by 2027, which according to the U.S. Department of

4 US Department of State. “Trafficking in Persons Report: July 2022,” Jul. 2022. See https://www.state.gov/wp-content/uploads/2022/04/337308-2022-TIP-REPORT-inaccessible.pdf

5 Cybersecurity & Infrastructure Security Agency. “China Cyber Threat Overview and Advisories.” See https://www.cisa.gov/uscert/china

6 US Department of Defense. “Military and Security Developments Involving the People’s Republic of China,” 2022. See https://media.defense.gov/2022/Nov/29/2003122279/-1/-1/1/2022-MILITARY-AND-SECURITY-DEVELOPMENTS-INVOLVING-THE-PEOPLES-REPUBLIC-OF-CHINA.PDF

7 Varandani, Suman. “Taiwan Intercepts 9 PLA Military Aircraft, 4 Naval Ships As Tensions Mount With China,” IB Times, Jan. 24, 2023. See https://www.ibtimes.com/taiwan-intercepts-9-pla-military-aircraft-4-naval-ships-tensions-mount-china-3660368

8 Cheung, Eric; Jozuka, Emiko; Yeung, Jessie. “China carries out military exercises near Taiwan and Japan, sending 47 aircraft across Taiwan Strait in ‘strike drill’,” CNN, Dec. 26, 2022. See https://www.cnn.com/2022/12/25/asia/taiwan-china-aircraft-incursions-intl-hnk/index.html

9 Garcia, Carlos; Tian, Yew Lun. “China's Xi vows 'reunification' with Taiwan,” Reuters, Oct. 9, 2021. See https://www.reuters.com/world/china/chinas-xi-says-reunification-with-taiwan-must-will-be-realised-2021-10-09/

Defense, “could give the PLA capabilities to be a more credible military tool for the Chinese Communist Party to wield as it pursues Taiwan unification.”10

In addition to the above issues, Communist China presents other challenges, such as:

•	The CCP’s crackdown on freedoms in Hong Kong.[11]
•

The CCP’s “social credit” system, which monitors and punishes citizens – without due process – for certain behaviors, leading to potential blacklisting from travel, buying property, or taking out loans.[12]

•The CCP’s monitoring and control of the Internet in China, which prevents citizens from having open access to uncensored information.13

•Inhumane lockdowns of entire cities due to the CCP’s regressive Zero-COVID policy.14

•The CCP’s abusive trade practices15 meant to dominate key U.S. industries.16

•The CCP’s wrongful detainment of U.S. citizens and other foreign nationals.17 18 19

•The CCP’s direct contribution to the fentanyl crisis that is destroying U.S. communities.20

10 US Department of Defense. “Military and Security Developments Involving the People’s Republic of China,” 2022. See https://media.defense.gov/2022/Nov/29/2003122279/-1/-1/1/2022-MILITARY-AND-SECURITY-DEVELOPMENTS-INVOLVING-THE-PEOPLES-REPUBLIC-OF-CHINA.PDF

11 Maizland, Lindsay. “Hong Kong’s Freedoms: What China Promised and How It’s Cracking Down,” Council on Foreign Relations, May 19, 2022. See https://www.cfr.org/backgrounder/hong-kong-freedoms-democracy-protests-china-crackdown

12 Krozik, Aaron; Mozur, Paul. “A Surveillance Net Blankets China’s Cities, Giving Police Vast Powers,” New York Times, Dec. 17, 2019. See https://www.nytimes.com/2019/12/17/technology/china-surveillance.html

13 Zhou, Qijia. “Building the (Fire) Wall: Internet Censorship in the United States and China,” Harvard International Review, Dec. 28, 2020. See https://hir.harvard.edu/building-the-fire-wall/

14 Deng, Shawn; Gan, Nectar. “Chinese cities rush to lockdown in show of loyalty to Xi’s ‘zero-Covid’ strategy,” CNN, Sep. 5, 2022. See https://www.cnn.com/2022/09/05/china/china-covid-lockdown-74-cities-intl-hnk/index.html

15 Rubio, Marco, et al. United States Senate, Jan. 31, 2023. See https://www.rubio.senate.gov/public/_cache/files/a312bb80-3195-4837-ab5d-b0db1c63a670/AFBFFB4AC8C6D94F89D83A1F55095554.01.31.22-smr-letter-to-secretaries-blinken-and-yellen-re-china-trips.pdf

16 International Trade Administration. “Fact Sheet: Commerce Finds Dumping and Countervailable Subsidization of Imports of Steel Racks from China,” US Department of Commerce. See https://enforcement.trade.gov/download/factsheets/factsheet-prc-steel-racks-ad-cvd-final-071819.pdf

17 Kine, Phelim. “Families push Biden for release of jailed Americans in China,” Politico, Jun. 19, 2022. See https://www.politico.com/news/2022/06/19/families-biden-administration-americans-china-00040706

18 Purnell, Newley & Western, Neil. “A British Businessman Worked in China for Decades. Then, He Vanished.,” Wall Street Journal, Jan. 25, 2024. See https://www.wsj.com/world/china/a-british-businessman-worked-in-china-for-decades-then-he-vanished-1b986108.

19 Cutter, Chip; Yu, Elaine; & Purnell, Newley. “China Is Becoming a No-Go Zone for Executives,” Wall Street Journal, Oct. 6, 2023. See https://www.wsj.com/business/china-is-becoming-a-no-go-zone-for-executives-626250dd.

20 Belmonte, Adriana. “How China flooded the U.S. with lethal fentanyl, fueling the opioid crisis,” Yahoo! Finance, Feb. 15, 2020. See https://finance.yahoo.com/news/chinas-role-in-the-us-fentanyl-epidemic-152338423.html

It’s obvious that doing business with such an oppressive and hostile regime has significant risks that must be accounted for and mitigated. Any number of diplomatic, economic, or military events could trigger Berkshire Hathaway to be cut off from both revenue and supply from China.

Shareholders deserve a report focused specifically on the nature and extent to which corporate operations and investments depend on and are vulnerable to Communist China.

Existing reports and filings are not transparent or specific enough to address these concerns.

The risks from Berkshire Hathaway’s exposure in Communist China should be assessed and reported more comprehensively.

Past comments about business activities in China from executive leaders at Berkshire Hathaway are cause for concern. As we point out in the Proposal, at the 2023 Annual Meeting, the late Charlie Munger – who at the time was the Company’s longtime vice chairman – called tensions between the U.S. and China “stupid, stupid, stupid,” and added, “one thing we should do is get along with China, and have lots of free trade with China ... it’s in our mutual interest.”21 Such remarks indicate a lack of seriousness over the adversarial and confrontational nature of the communist nation and most of the rest of the free world.

While the Company generically discusses business risks in its mandatory 10-K annual report filing, the risks specific to China should be addressed in more detail. Berkshire Hathaway does not break down revenues or financial performance by geography, but the magnitude of risk in its China operations is not comparable to other general business risks disclosed by the Company.

Berkshire Hathaway’s 2023 Annual Report barely mentions China, and almost entirely only in the context that it simply conducts business there.22 The 10-K identifies its subsidiaries IMC International Metalworking Companies, Marmon Holdings, Shaw Industries, Duracell, and The Pampered Chef as having manufacturing or operations in the communist nation. This represents only a small fraction of the Company’s subsidiaries, many others of which also have supply chains, operations and/or sales in China. But only with regard to IMC did the Company identify any negative outcomes: “lower sales in China,” which were “attributable to the pandemic.”

This does not come close to complete truth or transparency in China-related risk disclosures in ways that would enlighten shareholders. Meanwhile, in its annual report the Company finds it necessary to address in great detail risks related to specific areas such as: regulations and its railroad business; numerous itemized cybersecurity concerns; loss of key Company leaders – namely Chairman and CEO Warren Buffett; and climate change, among others.

21 David, Javier E. “Buffett and Munger lash out at ‘stupid’ U.S.-China tensions,” Axios, May 6, 2023. See https://www.axios.com/2023/05/06/berkshire-hathaway-annual-meeting-china.

22 Berkshire Hathaway Inc., 2023 Annual Report. See https://www.berkshirehathaway.com/2023ar/2023ar.pdf.

Why do these specific situations and issues warrant risk disclosures with greater specificity than the Company’s operational hazards in China?

What about…?

Apparel manufacturer Fruit of the Loom, which also makes merchandise under the Russell Athletic, Spalding and Vanity Fair brands, is a Berkshire Hathaway subsidiary. The undergarment icon identifies at least 21 “owned facilities and suppliers” and 167 “licensees” in China on its supply chain website.23 Yet this extensive presence and dependence on the graces of the communist government’s willingness to allow continued manufacturing and sales within its jurisdiction is not worth a mention in the Company’s annual report.

As just one other example among many, subsidiary Duracell has more than a mere manufacturing presence in China. In the past it has used Mr. Buffett’s visage to market its batteries in the country.[24] The “Oracle of Omaha” is so popular that thousands of Chinese investors flock to the Company’s annual meeting every year.[25] Why doesn’t the degree of this relationship merit stronger disclosure in Berkshire Hathaway’s 10-K than a simple (paraphrased) “we operate there?”

Berkshire Hathaway, as a corporation, is famous for two overarching business endeavors: ownership (majority-wise or completely) of major companies and brands, and significant stakes in other corporations, many of them public. The latter is the subject of significant media attention due to the investing reputation of Mr. Buffett.

But the investment portfolio component of Berkshire Hathaway is not without its own China-related concerns. Two of its longstanding, sizable and highest-profile outside holdings are in Apple Inc. and The Coca-Cola Company, both of which have extensive supply chains and sales – and therefore potential vulnerabilities – in China.

As one example, when Chairman Xi Jinping’s Zero COVID policy was imposed two years ago, many assembly lines for Apple products were shut down for extended periods, which caught CEO Tim Cook by surprise and struck a blow to the tech company’s critical holiday sales season

23 “Our Supply Chain,” Fruit of the Loom, Inc., viewed April 8, 2024. See https://www.fotlinc.com/sustainability/supply-chain/.

24 Friedman, Nicole. “Warren Buffett Is Duracell’s New Pitchman in China,” Wall Street Journal, Oct. 16, 2017. See https://www.wsj.com/articles/warren-buffett-is-selling-batteries-in-china-1508181035.

25 Wood, Barry D. “Chinese investors flock to Warren Buffett’s Berkshire Hathaway annual meeting,” MarketWatch, May 2, 2016. See https://www.marketwatch.com/story/chinese-investors-flock-to-warren-buffetts-berkshire-hathaway-annual-meeting-2016-05-02.

in 2022.26 Recent reports indicate that Berkshire Hathaway has a 5.9 percent stake in Apple, valued at about $176 billion. As of mid-February this represented more than half of Berkshire Hathaway’s entire investment portfolio.27

We realize Mr. Buffett’s lifetime investment track record has earned him a significant degree of trust, but he is also 93 years old. Berkshire Hathaway also shrank its Apple investment by one percent at the end of 2023 – why? Given Apple’s outsized dependence on China, and the Company’s sizable stake, is this not also worth a mention in its 10-K report?

Further, business insurance covering political risk in China is increasingly hard to obtain, reflecting the increased risks of operations in China. The Wall Street Journal reports, “Of the 60 or so insurers that offer political-risk insurance, only four or five are still offering it for China.”28 These risks should be transparently reported by Berkshire Hathaway in enough specificity for shareholders to assess its vulnerability to these risks, as well as its intentions to mitigate them.

Berkshire Hathaway’s opposition to the Proposal

Berkshire Hathaway’s statement of opposition to Proposal 7 in its 2024 Proxy Statement is vague and diversionary, further highlighting how existing disclosures on China risk are inadequate. Besides its claim to disclose “material risks to its businesses in its filings with the SEC,” which we have already explained above are insufficiently detailed and non-transparent, the Company also states that it “specifically addresses transactions with China and human rights issues” in its “Prohibited Business Practices Policy.”29 However, this policy statement, as it pertains to China, is limited to a single paragraph within a 22-page document, and discloses nothing with specificity to Berkshire Hathaway’s operations there. All the policy addresses are the Company’s expectations that its subsidiaries adhere to U.S. laws pertaining to trade, licensing, export controls, sanctions, national defense, and human rights protections. In other words, they are “obey the (U.S.) law” dictates, not risk disclosures.

In its 10-K annual report, Berkshire Hathaway lists general risks that nearly every multinational company faces to varying degrees. The firm does not provide any analysis or reporting about its unique operational risks in China. Shareholders deserve thorough disclosure of the company-specific exposure to the Chinese market via supply chains, operations, and distributions that may put the company at a competitive disadvantage to peers that are less reliant on the region.

SEC-mandated disclosures of material risk do not address any Company initiatives to mitigate those risks. According to SEC’s Division of Enforcement, “It is critical that public companies

26 Blanchard, Ben & Shekhawat, Jaiveer. “Apple warns of lower iPhone shipments as COVID curbs hobble China plant,” Reuters, Nov. 7, 2022. See https://www.reuters.com/technology/foxconn-revises-down-q4-outlook-zhengzhou-covid-woes-2022-11-06/.

27 Araullo, Kenneth. “Warren Buffett, Berkshire Hathaway offload Apple stock – what are they buying now?,” InsuranceBusiness.com, Feb. 16, 2024. See https://www.insurancebusinessmag.com/us/news/breaking-news/warren-buffett-berkshire-hathaway-offload-apple-stock--what-are-they-buying-now-477553.aspx.

28 Braw, Elizabeth. “Your Business in China May Be Uninsurable,” Wall Street Journal, Aug. 7, 2023. See https://www.wsj.com/articles/your-china-business-may-be-uninsurable-political-risk-coverage-222f15dd

29 “Prohibited Business Practices Policy,” Berkshire Hathaway Inc., Revised 12-2023 (viewed Apr. 9, 2024). See https://www.berkshirehathaway.com/govern/prohibitedbusinesspracticespolicy.pdf.

accurately disclose material business risks and timely disclose and account for loss contingencies that can materially affect their bottom line."30 The disclosures Berkshire Hathaway makes or refers to in its statement of opposition to Proposal 7 make no such accounting.

Conclusion

Doing business in and with Communist China poses unique risks for Berkshire Hathaway, especially considering the company’s reliance on China for revenue and supply among major subsidiaries, as well as with its investment holdings. While the Company insists that existing disclosures and voluntary reports account for these risks, that is not the case. These disclosures and reports are vague and do not address risks specific to doing business with China. Whatever little information there is, it is scattered among various reports, and meaningful information about Berkshire Hathaway’s assessment and response to China-related risks is missing, leaving shareholders in the dark as to the extent and nature of this risk.

For this reason, we urge you to vote FOR Shareholder Proposal 7 on Berkshire Hathaway Inc.’s 2024 proxy, requesting a report on the nature and extent to which the Company depends on, and is vulnerable to, doing business in and with Communist China.

Photo credits:

Page 3 – Xi Jinping/UN Geneva, Creative Commons

Page 4 – COVID testing in China/QuantFoto, Creative Commons

Page 5 – Warren Buffett/Fortune Live Media, Creative Commons

Page 6 – Warren Buffett in ad for Duracell in China

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30SEC. “Mylan to Pay $30 Million for Disclosure and Accounting Failure Relating to EpiPen.” See https://www.sec.gov/news/press-release/2019-194

For questions regarding Berkshire Hathaway Inc. – Shareholder Proposal 7 – the shareholder proposal requesting the Board of Directors to produce a “Communist China Risk Audit,” submitted by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.